EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividend
Requirements

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                                        Year ended December 31, 2000
                      2000       1999        1998         1997         1996
Income before provision
for income taxes And
fixed charges  $ 63,197,851 $ 60,689,149 $ 63,261,581 $ 54,880,632 $ 49,713,981
 (Note A)
Fixed charges:
 Interest on first
mortgage bonds $ 17,414,513 $ 18,528,871 $ 17,012,160 $ 15,704,380 $ 14,014,643

Amortization of debt
discount and Expense
 less premium     1,042,217      873,863      861,673      888,662      866,921
Interest on       1,247,690    1,673,077      659,741    1,143,254      675,890
 short-term debt
Interest on       7,899,171      929,150        1,500           -         3,000
 notes payable
Other interest      437,621      363,632      345,590      336,642      276,880
Rental expense
representative of an
Interest factor      39,485      150,417      157,579      164,715      127,440
(Note B)
Total fixed
 charges       $ 28,080,697 $ 22,519,010 $ 19,038,243 $ 18,237,653 $ 15,964,774

Preferred stock dividend
requirements:
 Preferred stock
 dividend requirements
 Not deductible for
 tax purposes  $          0 $  1,600,210 $  2,334,444 $  2,338,304 $  2,338,304
   Ratio of income before
 provision for Income
 taxes to net income  1.487        1.722        1.561        1.540        1.531
Nondeductible dividend    0    2,755,562    3,644,067    3,600,988    3,579,943
requirements
Deductible dividends      0            0       78,036       78,036       78,036
Total preferred stock
 Dividend
 requirements  $          0 $  2,755,562 $  3,722,103 $  3,679,024 $  3,657,979
Total combined fixed
charges and Preferred
stock dividend
requirements   $ 28,080,697 $ 25,274,572 $ 22,760,346 $ 21,916,677 $ 19,622,753


Ratio of earnings      2.25         2.70         3.32         3.01         3.11
to fixed charges

Ratio of earnings to
combined fixed charges
And preferred stock    2.25         2.40         2.78         2.50         2.53
dividend requirements

NOTE A:  For the purpose of determining earnings in the calculation of
the ratio, net income has been increased by the           provision
for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).
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